                                                    Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

            -------------------------------------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

            -------------------------------------------------------

                             UNITED AUTO GROUP, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                         22-3086739
(State or other jurisdiction                             (I.R.S. Employer
of incorporation of organization)                       Identification No.)

            --------------------------------------------------------

                                 375 Park Avenue
                            New York, New York 10152
                                 (212) 223-3300
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

            --------------------------------------------------------

                           Philip N. Smith, Jr., Esq.
                             United Auto Group, Inc.
                                 375 Park Avenue
                            New York, New York 10152
                                 (212) 223-3300
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with a copy to:
                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000
            --------------------------------------------------------

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with
dividend or interest reinvestment plans, check the following box.   [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration statement for the same offering.[ ] __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                 Title of each class                             Proposed maximum        Proposed maximum          Amount of
                   of securities to           Amount to be      offering price per      aggregate offering        registration
                    be registered              registered            share(1)                price(1)                 fee
    ---------------------------------------- ---------------- ----------------------- ------------------------ -------------------

    Voting Common Stock, par value $0.0001    9,611,985 shares       $17.00                $163,403,745            $49,517
    ---------------------------------------- ---------------- ----------------------- ------------------------ -------------------

 (1) Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average high and low prices on November 11, 1997.


          -----------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY STATE.

                                   Prospectus

                  SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997

                       9,611,985 shares of Common Stock of

                             UNITED AUTO GROUP, INC.

         This Prospectus relates to 9,611,985 shares (the "Shares") of Voting Common Stock, par value $0.0001 per share ("Common Stock") of United Auto Group, Inc. a Delaware corporation ("UAG" or the "Company") owned by certain stockholders of the Company (the "Selling Stockholders"). The Shares may be offered by the Selling Stockholders from time to time in transactions on the New York Stock Exchange (the "NYSE"), in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares in or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution."

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses (other than selling discounts, concessions or commissions and certain other fees and expenses of certain advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         The shares of Common Stock are listed on the NYSE under the symbol "UAG." On November 11, 1997, the closing price of the Common Stock, as reported by the NYSE, was $16 3/16 per share.

         The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the state in which such transactions occur, or the existence of any exemption from registration.

         See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be considered by prospective investors.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
              NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                   STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                  The date of this Prospectus is      , 1997

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                Table of Contents

                                                    Page                                                   Page
                                                    ----                                                   ----

Incorporation of Certain
 Documents by Reference.......................      3        Selling Stockholders.......................   24
Prospectus Summary............................      4        Plan of Distribution.......................   25
Risk Factors..................................      9        Legal Matters..............................   26
Use of Proceeds...............................      16       Independent Auditors.......................   26
Pro Forma Condensed Consolidated                             Available Information......................   26
Financial Statements..........................      17


                 Disclosure Regarding Forward-Looking Statements

THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

No automobile manufacturer has been involved, directly, or indirectly, in the preparation of this Prospectus or in the offering being made hereby. No manufacturer has made any statements or representations in connection with the offering being made hereby or has provided any information or materials that are used in connection with the offering being made hereby, and no manufacturer has any responsibility for the accuracy or completeness of this Prospectus.

                 Incorporation of Certain Documents by Reference

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K (File No. 1-12297) for the fiscal year ended December 31, 1996, filed pursuant to Section 13(a) of the Exchange Act.

         2. The Company's Quarterly Reports on Form 10-Q (File No. 1-12297) for the fiscal periods ended March 31, 1997 and June 30, 1997.

         3. The registration statement on Form 8-A (File No. 1-12297) filed by the Company on October 9, 1996, which contains a description of the Company's Common Stock.

         4. The Company's Current Reports on Form 8-K (File No. 1-12297) filed by the Company on January 23, 1997, March 3, 1997, March 10, 1997, March 21, 1997 (as amended by Form 8-K/A filed on April 30, 1997), April 21, 1997, May 9, 1997, May 15, 1997 (as amended by Form 8-K/A filed on July 14, 1997), July 8, 1997, July 15, 1997, August 7, 1997, September 24, 1997, October 31, 1997 and
November 6, 1997.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering of Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the dates of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               Prospectus Summary

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and historical and pro forma financial statements included elsewhere in this Prospectus or incorporated by reference herein. Unless the context otherwise requires, references herein to the "Company" or "UAG" include United Auto Group, Inc. and its subsidiaries, and references herein to "Common Stock" refer to the Company's Voting Common Stock, par value $0.0001 per share.

                                   The Company

         UAG is a leading acquirer, consolidator and operator of franchised automobile and light truck dealerships and related businesses. The Company is the second largest publicly-traded retailer of new motor vehicles in the United States. As of October 31, 1997, UAG operated 58 franchises located in Arizona, Arkansas, Connecticut, Florida, Georgia, Louisiana, Nevada, New Jersey, New York, North Carolina, South Carolina, Tennessee and Texas and represented 27 American, Asian and European brands. As an integral part of its dealership operations, UAG also sells used vehicles. All of UAG's franchised dealerships include integrated service and parts operations, which are an important source of recurring revenues. The Company also owns Atlantic Auto Finance Corporation ("Atlantic Finance"), an automobile finance company engaged in the purchase, sale and servicing of primarily prime credit quality automobile loans originated by both UAG and third-party dealerships.

         The Company was incorporated in the State of Delaware in December 1990 and commenced dealership operations in October 1992. The Company's executive offices are located at 375 Park Avenue, New York, New York 10152, and its telephone number is (212) 223-3300.

Competitive Strengths

         The Company has attained a leading position in its industry through a series of acquisitions. The Company attributes its success and its continued opportunities for growth and profitability to the following competitive strengths:

       Diverse Product and Geographic Portfolio. Since its initial acquisition in October 1992, the Company has completed 19 dealership acquisitions through September 30, 1997, which are organized into eight geographic hubs including the New York, Atlanta and Phoenix metropolitan areas. Brand portfolio is carefully managed to reduce the risks associated with both changes in consumer preferences and dependence on any single manufacturer or market segment. Also, geographic diversity mitigates the Company's exposure to regional economic and weather conditions. The Company will continue to target dealerships in the South, Southeast and Southwest regions of the United States, which benefit from lower operating costs than those of other regions and favorable climatic conditions throughout the year.

       Scale of Operations. The Company's scale of operations allows it to enhance revenues and reduce costs relative to smaller dealership groups and stand-alone dealerships. For example, through its United AutoCare subsidiary, UAG dealerships market a variety of aftermarket products and services that generate additional revenues previously captured by third-party vendors. The Company believes that United AutoCare's size and large customer pool allow it to provide credit insurance at more favorable rates than its smaller competitors. The Company's bulk purchasing of appearance packages and other aftermarket products provides opportunities for improved margins relative to smaller dealership groups. UAG also benefits from its large number of dealerships and high sales volumes when negotiating floor plan financing rates. Also, the Company believes that its hub strategy provides opportunities to lower used vehicle acquisition costs at the regional level.

       Access to Capital Markets. The Company believes that its proven ability to access the capital markets is a competitive advantage. The capital raised allows the Company to implement its acquisition program in order to continue to participate in the consolidation of the automotive retailing industry. The Company is often sought out by potential sellers who are attracted by UAG's ability to acquire their dealerships for a combination of cash and stock.

       Customer Focus. Central to UAG's overall philosophy is customer-oriented service designed to meet the needs of an increasingly sophisticated and demanding automotive consumer. Each of the Company's dealerships is a full-service operation, providing sales, service and parts departments. The Company seeks to provide its customers with a satisfying, pleasant and informative retailing experience, which entails "one-stop" shopping convenience, competitive pricing and a sales staff that is knowledgeable about product offerings and responsive to a customer's particular needs. Continuous training of the sales force focuses on providing skills that improve its interactions with customers. A key management tool at UAG is customer service index ("CSI") scores, which are derived from data accumulated by manufacturers through customer surveys. These scores are monitored carefully by management to improve dealership operations and are used as a factor in determining compensation of general managers.

Business Strategy

         UAG seeks to be a leader in the consolidation of the automotive retailing industry and to increase shareholder value through a strategy that includes the following principal elements:

       Acquire and Integrate Profitable Dealership Operations. UAG seeks to capitalize on continuing consolidation in the $675 billion U.S. automotive retailing industry by selectively acquiring profitable dealerships. The Company targets dealerships or dealership groups with established records of profitability as well as with experienced management willing to remain in place. The Company focuses on opportunities in geographic markets with above-average projected population and job growth. Of the approximately 22,000 dealerships in the United States, the Company believes that at least 2,000 dealerships, some of which are members of dealership groups, meet its acquisition criteria. The Company may also target dealerships in North American markets outside the United States. UAG is also creating regional hubs of dealerships that will be able to share administrative and other operations to reduce costs.

       Grow Higher-Margin Operating Businesses. UAG is focusing on growing its higher-margin businesses such as the retail sale of used vehicles, aftermarket products and service and parts. UAG receives a steady supply of used vehicles through trade-ins, vehicles coming off lease ("off-lease vehicles") and used car auctions open only to new car dealers. In addition, only new car dealers are able to sell used cars certified by manufacturers. Through these programs, UAG is able to provide customers with manufacturer-backed extended warranties and attractive financing on their used car purchases. UAG also has the opportunity on each new or used vehicle sold to generate incremental revenue from the sales of aftermarket products, including accessories such as radios, cellular phones and alarms, as well as agency services such as extended service contracts, credit insurance policies and financing and lease contracts. Finally, each UAG new car dealership offers an integrated service and parts department, which provides an important recurring revenue stream to the Company's dealerships.

       Implement "Best Practices." The Chairman's Committee, comprised of senior executive officers and key managers, meets regularly to review the operating performance of individual dealerships as well as to examine important industry trends and, where appropriate, recommend specific operating improvements. This facilitates implementation of successful strategies throughout the organization so that each dealership can benefit from the successes of the others as well as from the knowledge and experience of UAG's senior management. Management also attends various industry-sponsored leadership and management seminars and receives continuing education in products, marketing strategies and management information systems. The Company shares training techniques across its dealership base and has made improving service absorption and aftermarket revenues a Company-wide focus.

       Generate Incremental Revenue From Automobile Finance Business. In 1996, industry wide, greater than 70% of new and used automobiles purchased from franchised dealerships and independent businesses were financed. To further increase the incremental profit achievable through its vehicle sales by capturing some of this financing business, the Company established Atlantic Finance, an automobile finance company engaged in the purchase, sale and servicing of primarily prime credit quality automobile loans originated by both UAG and third-party dealerships. Led by an experienced management team, Atlantic Finance seeks to grow by (i) increasing its business with existing UAG dealerships, including those with which it has yet to commence financing activities, (ii) commencing financing activities with dealerships acquired by UAG in the future and
       (iii) using its presence in its local operating markets to cultivate relationships with additional unaffiliated dealerships.

Pending Acquisitions

         Set forth below are all the material acquisitions with respect to which the Company has recently reached definitive agreements (the "Pending Acquisitions"). The automobile franchises to be acquired in the Pending Acquisitions are set forth in the chart below. The sale of Shares hereunder is not conditioned upon the consummation of any of the Pending Acquisitions, and no assurance can be made that one or more of the Pending Acquisitions, each of which is subject to customary conditions (including manufacturer approvals), will not terminate prior to consummation.

         On July 25, 1997, the Company reached a definitive agreement to acquire the Lynn Alexander Group, located in San Angelo, Texas, for a purchase price of $10.6 million in cash and a $1.3 million note. The Lynn Alexander Group had approximately $90.0 million in revenues in 1996.

         On July 25, 1997, the Company reached a definitive agreement to acquire the Classic Auto Group, located in the Philadelphia, Pennsylvania, metropolitan area, for a purchase price of $28.0 million in cash and a $2.0 million note. The Classic Auto Group had approximately $233.0 million in revenues in 1996.

         On September 25, 1997, the Company reached a definitive agreement to acquire the Young Automotive Group, located in the Carolinas, Florida, Illinois and Indiana, for a purchase price of $50.0 million in cash and $25.0 million in Common Stock. The Young Automotive Group had approximately $379.2 million in revenues in 1996.

Acquisition Summary

         The following table sets forth information with respect to the dealerships that are currently owned by the Company and those that are proposed to be acquired in the Pending Acquisitions:

                                               Date
Dealership                                 Acquired  Locations                   Franchises Held
----------                                 --------  ---------                   ---------------

DiFeo Group
   DiFeo Automotive Group                     10/92  Danbury, CT                 Chevrolet-Geo, Hyundai, Isuzu,
                                                                                 Suzuki
                                                     Bound Brook, NJ             Lexus
                                                     Jersey City, NJ             Hyundai, Jeep-Eagle, Toyota
                                                     Tenafly, NJ                 BMW
                                                     Nyack, NY                   Mitsubishi, Toyota
    DiFeo Nissan                              11/92  Jersey City, NJ             Nissan
    DiFeo Chrysler-Plymouth                   12/92  Jersey City, NJ             Chrysler-Plymouth
    Fair Honda                                 1/93  Danbury, CT                 Honda
    Fair Dodge                                 2/93  Danbury, CT                 Dodge
    Gateway                                    8/93  Toms River, NJ              Mitsubishi, Toyota
Landers Auto                                   8/95  Benton, AR                  Chrysler-Plymouth, Dodge, GMC
                                                                                 Truck, Jeep-Eagle
Atlanta Toyota                                 1/96  Duluth, GA                  Toyota
United Nissan (GA)                             5/96  Morrow, GA                  Nissan
Peachtree Nissan                               7/96  Chamblee, GA                Nissan
Sun Automotive Group                          10/96  Phoenix, AZ                 BMW, Land Rover
                                                     Scottsdale, AZ              Acura, Audi, Land Rover, Lexus,
                                                                                 Porsche, Rolls-Royce/Bentley(a)
Evans Group                                   10/96  Duluth, GA                  BMW
                                                     Conyers, GA                 Nissan
United Nissan (TN)                            10/96  Chattanooga, TN             Nissan
Crown Automotive                               3/97  Houston, TX                 Chrysler-Plymouth, Dodge,
                                                                                 Jeep-Eagle
Hanna Nissan                                   4/97  Las Vegas, NV               Nissan
Staluppi Group                                 4/97  Long Island, NY             Nissan(2), Toyota(2)
                                                     W. Palm Beach, FL           Chrysler-Plymouth, Infiniti,
                                                                                 Jeep-Eagle, Nissan, Toyota
Reed Group                                     5/97  Fayetteville, NC            Chevrolet
                                                     North Charleston, SC        Chevrolet
                                                     Summerville, SC             Chevrolet-Geo, Oldsmobile
Lance Landers                                  6/97  Benton, AR                  Buick, Isuzu, Pontiac
Stone Mountain                                 8/97  Stone Mountain, GA          Chrysler-Plymouth, Jeep-Eagle
Shreveport Dodge                              10/97  Shreveport, LA              Dodge
Lynn Alexander Group                            (b)  San Angelo, TX              Chevrolet, Chrysler-Plymouth,
                                                                                 Dodge, Jeep-Eagle, Nissan
Classic Auto Group                              (b)  Cherry Hill, NJ             Buick, Saab
                                                     Moorestown, NJ              Chevrolet
                                                     Turnersville, NJ            Acura, BMW, Buick, Chevrolet,
                                                                                 Honda, Nissan



                                               Date
Dealership                                 Acquired  Locations                   Franchises Held
----------                                 --------  ---------                   ---------------


Young Automotive Group                          (b)  Kissimmee, FL               Toyota
                                                     Bloomington, IL             Chevrolet
                                                     Indianapolis, IN            Chevrolet, Honda, Isuzu
                                                     Tipton, IN                  Buick, Chevrolet, GMC Truck,
                                                                                 Oldsmobile, Pontiac
                                                     Ashville, NC                Chevrolet
                                                     Goldsboro, NC               Cadillac, Chevrolet, Oldsmobile
                                                     Hilton Head, SC             BMW, Buick, GMC Truck, Pontiac


------------------------
(a)  Acquired February 1997.
(b)  Acquisition pending.

                                  Risk Factors

         Prospective investors should consider carefully the principal risk factors set forth below as well as the other information set forth in this Prospectus in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

Influence of Automobile Manufacturers

         Each of the Company's dealerships operates pursuant to a franchise agreement between the applicable automobile manufacturer (or authorized distributor thereof, referred to herein as the "manufacturer") and the subsidiary of the Company that operates such dealership, and the Company is dependent to a significant extent on its relationship with such manufacturers. Manufacturers exercise a great degree of control over dealerships, and the franchise agreement provides for termination or non-renewal for a variety of causes. The Company from time to time has been in non-compliance with certain provisions of certain of its franchise agreements, such as the obligation to obtain prior manufacturer approval of changes in dealership management. Actions taken by manufacturers to exploit their superior bargaining position could have a material adverse effect on the Company. For example, Saturn Corporation's refusal to grant its approval for the Company's initial public offering in October 1996 (the "IPO") and its assertion of an alleged right of first refusal with respect to one franchise necessitated the Company's transfer of the two Saturn franchises in its DiFeo Group to an affiliated holding company. See "-- Stock Ownership/Issuance Limits." Furthermore, prior manufacturer approval is required with respect to acquisitions of automobile dealerships, and a manufacturer may deny the Company's application to make an acquisition or seek to impose further restrictions on the Company as a condition to granting approval of an acquisition. See "-- Risks Associated with Acquisitions."

         Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through systems, which vary from manufacturer to manufacturer, generally known as the CSI. These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions and other matters. Certain dealerships of the Company have had difficulty from time to time meeting their manufacturers' CSI standards. The components of CSI have been modified from time to time in the past, and there is no assurance that such components will not be further modified or replaced by different systems in the future. Failure of the Company's dealerships to comply with the standards imposed by manufacturers at any given time may have a material adverse effect on the Company.

         The success of each of the Company's franchises is, in large part, dependent upon the overall success of the applicable manufacturer. Accordingly, the success of the Company is linked to the financial condition, management, marketing, production and distribution capabilities of the manufacturers of which the Company is a franchisee. Accordingly, events, such as labor strikes, that may adversely affect a manufacturer may also adversely affect the Company. For example, a strike of the independent truckers who distribute Chrysler Corporation ("Chrysler") motor vehicles adversely affected the Company in the second half of 1995. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods of new product introductions, can lead to reduced sales during such periods. This has been experienced at certain of the Company's dealerships from time to time, including in the third quarter of 1996. Moreover, any event that causes adverse publicity involving such manufacturers may have an adverse effect on the Company regardless of whether such event involves any of the Company's dealerships.

Stock Ownership/Issuance Limits

         A number of manufacturers impose restrictions upon the transferability of the Common Stock. The most prohibitive restrictions, imposed by American Honda Motor Co., Inc. ("Honda"), provide that, under certain circumstances, the Company may be forced to sell or surrender its Honda and Acura franchises if a person or entity acquires a 5% ownership interest in the Company if Honda objects to such acquisition within 180 days; however, so long as control of the Company is held by its original non-public stockholders, any bank, mutual fund, insurance company or pension fund may acquire up to a 10% ownership interest (15% ownership interest in the case of any entity in its capacity as investment advisor, trustee or custodian for the benefit of third parties) in the Company without such consent but only if such bank, mutual fund, insurance company or pension fund is not owned or controlled by or does not own 15% or more of, or control, any entity (other than an automobile dealership) that competes with Honda or its affiliates in manufacturing, marketing or selling automotive products or services. Similarly, several manufacturers have the right to approve the acquisition of 20% ownership interests in the Company.

         In addition, the Company has agreed with Honda that no more than 40% of the Company's capital stock (on a fully diluted basis) may be publicly held at any time. The Company believes that slightly less than 40% of the Common Stock (on a fully diluted basis) is currently publicly held. A substantial number of shares of Common Stock are eligible for public sale pursuant to this Prospectus and pursuant to the terms of Rule 144 under the Securities Act. Only the Company's three largest stockholders are prohibited from selling any of their shares without Honda's consent. Similarly, a number of manufacturers, including Chrysler, continue to prohibit changes in ownership that may affect management control of the Company. In connection with the IPO, Chrysler agreed that it will not consider the issuance of up to 40% of the Common Stock (on a fully diluted basis) to be a change of control. However, future acquisitions or sales of substantial amounts of shares in the market may affect management control. Actions by its stockholders or prospective stockholders which would violate any of the above restrictions are generally outside the control of the Company, and if the Company is unable to renegotiate such restrictions, it may be forced to terminate or sell one or more franchises, which could have a material adverse effect on the Company. Since Honda has recently expressed an unwillingness to relax its restrictions, the Company may be required to terminate or sell its two Honda franchises. Honda's current position may inhibit the Company's ability to acquire dealership groups that include Honda franchises. Such restrictions also may prevent or deter prospective acquirers from acquiring control of the Company and, therefore, may adversely impact the value of the Common Stock. Finally, Honda has the right to approve any future public offerings of capital stock, and the consent of other manufacturers may be needed as well. This may impede the Company's ability to raise required capital. See "-- Capital Requirements."

Risks Associated with Acquisitions

         The Company's growth depends in large part on its ability to manage expansion, control costs in its operations and consolidate dealership acquisitions into existing operations. This strategy will entail reviewing and potentially reorganizing acquired dealership operations, corporate infrastructure and systems and financial controls. Unforeseen expenses, difficulties, complications and delays frequently encountered in connection with the rapid expansion of operations could inhibit the Company's growth.

         There can be no assurance that the Company will identify acquisition candidates that would result in the most successful combinations or that acquisitions will be able to be consummated on acceptable terms. The magnitude, timing and nature of future acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, the Company's financial capabilities, the availability of skilled employees to manage the acquired companies and general economic and business conditions. In particular, the increasing competition among potential acquirers has resulted in higher prices being paid for attractive targets.

         In addition, the Company's future growth via acquisition of automobile dealerships will depend on its ability to obtain the requisite manufacturer approvals. There can be no assurance that manufacturers will grant such approvals. A number of manufacturers have policies limiting the number of franchises that may be held by any one company. For example, it is currently the policy of Toyota Motor Sales ("Toyota") to restrict any company from holding more than seven Toyota or more than three Lexus franchises and restrict the number of franchises held within certain geographic areas. Toyota has also recently announced a policy requiring a nine-month waiting period between acquisitions of Toyota franchises and between acquisitions of Lexus franchises. Similarly, it is currently the policy of Honda to restrict any company from holding more than seven Honda or more than three Acura franchises and restrict the number of franchises held within certain geographic areas. Honda and Toyota have sued a competitor of the Company to enforce such policies. At October 31, 1997, the Company held 58 franchises, including 14 Chrysler franchises, ten Nissan franchises (of which one is Infiniti), nine Toyota franchises (of which two are Lexus), eight General Motors Corporation ("GM") franchises, three BMW franchises and two Honda franchises (of which one is Acura). The Company is among the largest Chrysler, Toyota, Nissan and BMW dealers in the United States. See "-- Influence of Automobile Manufacturers."

         Alternatively, in connection with acquisitions by the Company, one or more manufacturers may seek to impose further restrictions on the Company in connection with their approval of an acquisition. For example, each of GM and Chrysler conditioned its approval of the acquisition of Landers Auto upon the Company's agreement to implement certain measures at its existing GM and Chrysler dealerships, respectively, to provide certain additional training to the employees at such dealerships and to achieve and maintain higher CSI scores. If such goals are not attained, the Company may be precluded from acquiring, whether directly from GM or Chrysler or through acquisitions, additional GM or Chrysler franchises and it may lead GM or Chrysler to conclude that it has a basis pursuant to which it may seek to terminate or refuse to renew the Company's existing GM or Chrysler franchises. In addition, Nissan Motor Corporation U.S.A. ("Nissan") conditioned the Company's acquisitions of the Nissan franchises held by the Evans Group and United Nissan (TN) upon the Company's agreeing to grant to Nissan an option to acquire the Evans Group's Nissan franchise. Moreover, factors outside the Company's control may cause a manufacturer to reject the Company's application to make acquisitions. See "-- Influence of Automobile Manufacturers."

Capital Requirements

         The Company requires substantial capital in order to acquire automobile dealerships. Such capital might be raised through additional public or private financings, as well as borrowings and other sources. Other than the Company's $50 million Senior Credit Facility (which became unavailable in September 1997 in connection with the Company's issuance of the Series B Notes (as defined) pending an amendment to accommodate such issuance), the Company does not have any commitments or immediate plans with respect to acquisition financing. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. Moreover, the Company may be impeded by certain manufacturers from accessing the public equity markets. See "-- Stock Ownership/Issuance Limits." If additional funds are raised by issuing equity securities of the Company, dilution to then existing stockholders may result. In addition, a decline in the market price of the Common Stock for any reason, including, without limitation, a perception that sales of substantial amounts of Common Stock could occur, may increase the amount of cash required by the Company to finance acquisitions. If adequate funds are not available, the Company may be required to significantly curtail its acquisition program.

         In addition, the Company is dependent to a significant extent on its ability to finance the purchase of inventory, which in the automotive retail industry involves significant sums of money in the form of floor plan financing. As of June 30, 1997, on a pro forma basis, the Company had $269.0 million of floor plan notes payable. Substantially all the assets of the Company's dealerships are pledged to secure such indebtedness, which may impede the Company's ability to borrow from other sources. The Company currently has floor plan facilities with a variety of lenders, including primarily Chrysler Financial Corporation and World Omni Financial Corp. Most of such lenders are associated with manufacturers with whom the Company has franchise agreements. Consequently, deterioration of the Company's relationship with a manufacturer could adversely affect its relationship with the affiliated floor plan lender and vice versa. See "-- Influence of Automobile Manufacturers."

         The operations of Atlantic Finance also require substantial borrowings. See "-- Risks Associated with Automobile Finance Subsidiary -- Capital Requirements; Interest Rate Fluctuations."

Cyclicality

         Unit sales of motor vehicles, particularly new vehicles, historically have been cyclical, fluctuating with general economic cycles. During economic downturns, the automotive retailing industry tends to experience similar periods of decline and recession as the general economy. The Company believes that the industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales in the future, and that such decline would not have a material adverse effect on the Company.

Competition

         The automotive retailing industry is highly competitive with respect to price, service, location and selection. The Company competes with numerous automobile dealerships in each of its market segments, many of which are large and have significant financial and marketing resources. The Company also competes with private market buyers and sellers of used cars, used car dealers, other franchised dealers, service center chains and independent shops for service and repair business. In recent years, automobile dealers have also faced increased competition in the sale of vehicles from automobile rental agencies, independent leasing companies and used-car "superstores," some of which employ sales techniques such as "haggle-free" pricing. Some of these recent market entrants are capable of operating on smaller gross margins than those on which the Company is capable of operating because they have lower overhead and sales costs.

Mature Industry

         The automotive retailing industry is a mature industry in which minimal growth in unit sales of new vehicles is expected. Accordingly, growth in the Company's revenues and earnings will depend significantly on the Company's ability to acquire and consolidate profitable dealerships, to grow its higher-margin businesses and to expand its automobile finance business.

Dependence on Key Personnel

         The Company believes that its success will depend to a significant extent upon the efforts and abilities of the executive management of the Company and its subsidiaries. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company's business will also be dependent upon its ability to continue to attract and retain qualified personnel, including key management in connection with future acquisitions.

Seasonality

         The Company's business is seasonal, with a disproportionate amount of vehicle sales occurring in the second and third fiscal quarters. The dealerships located in the Northeast are those affected most by seasonality.

Imported Products

         Certain motor vehicles retailed by the Company, as well as certain major components of vehicles retailed by the Company, are of foreign origin. Accordingly, the Company is subject to the import and export restrictions of various jurisdictions and is dependent to some extent upon general economic conditions in and political relations with a number of foreign countries, including Japan, Germany, South Korea and the United Kingdom.

Risks Associated with Automobile Finance Subsidiary

Capital Requirements; Interest Rate Fluctuations

         Atlantic Finance, a wholly owned subsidiary of the Company, requires substantial borrowings to fund the purchase of retail installment contracts from automobile dealerships. Consequently, Atlantic Finance's profitability is affected by the difference, or "spread," between the rate of interest paid on the funds it borrows and the rate of interest charged on the installment contracts it purchases, which rate in most states is limited by law. In addition, since the interest rates at which Atlantic Finance borrows are variable and the interest rates at which Atlantic Finance purchases the retail installment contracts are fixed, Atlantic Finance assumes the risk of interest rate increases prior to the time contracts are sold. There can be no assurance that Atlantic Finance will be able to extend its present revolving credit facilities or enter into new warehouse financing facilities on reasonable terms in the future or that interest rate increases will not adversely affect its ability to achieve and maintain profitability with respect to the retail installment contracts it holds.

Dependence on Securitization Transactions

         Atlantic Finance relies on a strategy of periodically selling retail installment receivables on a securitized basis. The securitization proceeds are utilized to repay borrowings under its revolving credit facilities, thereby making such facility available to acquire additional retail installment contract receivables. The terms of any securitization transaction are affected by a number of factors, some of which are beyond Atlantic Finance's control and any of which could cause substantial delays. These factors include, among other things, conditions in the securities markets in general, conditions in the asset-backed securitization market and approval by all parties to the terms of the transaction. Gains from the sale of receivables in securitized transactions generate a significant portion of Atlantic Finance's revenues. If Atlantic Finance were unable to securitize loans in a given financial reporting period, Atlantic Finance could incur a significant decline in total revenues and profitability for such period.

Credit Risk

         Payments by consumers on a number of the retail installment contracts purchased by Atlantic Finance become delinquent from time to time and some end up in default. There can be no assurance as to the future credit performance of Atlantic Finance's customers or that general economic conditions will not worsen and lead to higher rates of delinquency and default. For example, for the quarter ended March 31, 1997, Atlantic Finance's annualized default rate was 2.17%, a significant increase over comparable periods. In addition, Atlantic Finance commenced operations in the first quarter of 1995, and there can be no assurance that the rates of future delinquency and defaults will be at levels that will allow Atlantic Finance to achieve and maintain overall profitability.

Regulation

         Atlantic Finance is subject to regulation under various federal, state and local laws and in some jurisdictions is required to be licensed by the state banking authority. Most states in which Atlantic Finance operates limit the interest rate, fees and other charges that may be imposed by, or prescribe certain other terms of, the contracts that Atlantic Finance purchases and restrict its right to repossess and sell collateral. An adverse change in those laws or regulations could have a material adverse effect on Atlantic Finance's profitability by, among other things, limiting the states in which Atlantic Finance may operate or the interest rate that may be charged on retail installment contracts or restricting Atlantic Finance's ability to realize the value of the collateral securing the contracts.

Environmental Matters

         The Company is subject to federal, state and local laws, ordinances and regulations which establish various health and environmental quality standards, and liability related thereto, and provide penalties for violations of those standards. Under certain laws and regulations, a current or previous owner or operator of real property may be liable for the costs of removal and remediation of hazardous or toxic substances or wastes on, under, in or emanating from such property. Such laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances or wastes. Certain laws, ordinances and regulations may impose liability on an owner or operator of real property where on-site contamination discharges into waters of the state, including groundwater. Under certain other laws, generators of hazardous or toxic substances or wastes that send such substances or wastes to disposal, recycling or treatment facilities may be liable for remediation of contamination at such facilities. Other laws, ordinances and regulations govern the generation, handling, storage, transportation and disposal of hazardous and toxic substances or wastes, the operation and removal of underground storage tanks, the discharge of pollutants into surface waters and sewers, emissions of certain potentially harmful substances into the air and employee health and safety.

         Past and present business operations of the Company subject to such laws, ordinances and regulations include the use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, refrigerants, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. The Company is subject to other laws, ordinances and regulations as the result of the past or present existence of underground storage tanks at many of the Company's properties. In addition, soil and groundwater contamination has been known to exist at certain properties owned or leased by the Company and there can be no assurance that other properties have not been contaminated by any leakage from such tanks or any spillage of hazardous or toxic substances or wastes.

         Certain laws and regulations, including those governing air emissions and underground storage tanks, have been amended so as to require compliance with new or more stringent standards as of future dates. The Company cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Compliance with new or more stringent laws or regulations, stricter interpretation of existing laws or the future discovery of environmental conditions may require additional expenditures by the Company, some of which may be material.

Control by Principal Stockholders

         As of September 30, 1997, Trace International Holdings, Inc. ("Trace"), Aeneas Venture Corporation ("Aeneas"), an affiliate of Harvard Private Capital Group, Inc., and AIF II, L.P.("AIF"), an affiliate of Apollo Advisors, L.P., owned 22.0%, 15.6% and 10.1% of the outstanding Common Stock, respectively. As a result, such persons have the ability to control the Company and direct its affairs and business. Moreover, if the Company elects to use its Class C Common Stock for future public offerings, which carries one-tenth of the voting power of the Common Stock, such persons will be able, to a great extent, to retain such control of the Company. Such concentration of ownership, as well as certain provisions of the Company's franchise agreements, its Certificate of Incorporation and the Delaware General Corporation Law (the "DGCL"), could have the effect of delaying or preventing a change in control of the Company. These provisions include the stock ownership limits imposed by various manufacturers, the classified structure of the Company's Board of Directors, the Company's ability to issue "blank check" preferred stock and the "interested stockholder" provisions of Section 203 of the DGCL. In addition, such concentration of ownership and such provisions may adversely affect the ability of stockholders to realize a premium on the sale of their shares of Common Stock in a takeover of the Company. See "--Stock Ownership/Issuance Limits."

         Trace, Aeneas and AIF have informed the Company that they are registering their shares pursuant to the registration statement of which this Prospectus is a part in order to provide themselves with more flexibility in pursuing their investment strategy, that, provided they are not contractually prohibited from doing so, they may pledge all or a portion of their shares from time to time to secure borrowings and that they do not have any present intention to sell any shares of Common Stock.

Change of Control

         Upon the occurrence of a Change of Control under the Indentures governing the Notes (as defined), each holder of Notes will have the right to require that the Company repurchase all or a portion of such holder's Notes at a purchase price in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The Company's three largest stockholders have registered, pursuant to the registration statement of which this Prospectus is a part, all of their shares of Common Stock. See "--Control by Principal Stockholders." Were a Change of Control to occur, there can be no assurance that the Company would have, or be able to obtain, adequate resources to repurchase all of the Notes. In the event the Company is unable to repurchase all of the Notes, it would be in default with respect to such indebtedness and any indebtedness cross-defaulted with such indebtedness, including the Senior Credit Facility and the Company's floor plan notes. In addition, it is an event of default under the Senior Credit Facility if (i) any person or group of persons (other than Trace, Aeneas, AIF and certain other current stockholders) acquires beneficial ownership of 30% or more of the Common Stock or (ii) the directors of the Company (or directors approved by such directors) at the beginning of any 12-month period cease to constitute a majority of the Board of Directors of the Company at the end of such period.

         A "Change of Control" under the Indentures will be deemed to occur in the event of (i) the consummation of any transaction after which any person or group of persons (other than Trace, Aeneas and AIF) beneficially owns at least
(A) 50% of the voting stock of the Company or (B) 40% of such voting stock if Trace, Aeneas and AIF in the aggregate then own less than such person or group,
(ii) the sale, lease or other transfer of all or substantially all of the assets of the Company, (iii) the consolidation or merger of the Company after which the persons owning a majority of the voting stock of the Company immediately prior thereto cease to own a majority of the voting stock of the Company or the surviving entity, (iv) the failure of the current directors of the Company (or directors approved by such directors) to constitute a majority of the Board of Directors of the Company or (v) the approval by the Company's stockholders of a plan of liquidation or dissolution of the Company.

Holding Company Structure

         The Company is a holding company, the principal assets of which are the shares of the capital stock of its subsidiaries. As a holding company without independent means of generating operating revenues, the Company depends on dividends and other payments, including payments of management fees and pursuant to tax sharing arrangements, from its subsidiaries to fund its obligations and meet its cash needs. Most subsidiaries of the Company are subject to restrictions on the payment of dividends pursuant to their franchise agreements and floor plan agreements. Such restrictions limit the Company's ability to apply profits generated from one subsidiary for use in other subsidiaries. Expenses of the Company include salaries of its executive officers, insurance, professional fees and service of certain indebtedness that may be outstanding from time to time.

Shares Eligible for Future Sale

        As of September 30, 1997, the Company had outstanding 18,258,192 shares of Common Stock. In addition, as of September 30, 1997, there were outstanding options to purchase 1,046,375 shares of Common Stock, 336,500 of which are vested and exercisable and the balance of which will vest over the next five years. All of the outstanding shares of Common Stock which are not being registered pursuant to the registration statement of which this Prospectus is a part are eligible for immediate sale in the public market without restriction, unless held by affiliates of the Company. Similarly, except for 50,000 shares, all the shares issuable upon exercise of stock options will be eligible for immediate sale in the public market without restriction. Any shares held by affiliates of the Company are eligible for resale in accordance with the provisions of Rule 144 under the Securities Act. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

                                 Use of Proceeds

         The Company will not receive any proceeds from the sale of the Shares. All proceeds will be received by the Selling Stockholders. See "Selling
Stockholders."

              Pro Forma Condensed Consolidated Financial Statements

        The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1996 gives effect to the following:
(i) the acquisitions of United Nissan (GA) (May 1, 1996), Peachtree Nissan (July 1, 1996), Sun Automotive Group, the Evans Group and United Nissan (TN) (October 28, 1996), Shannon Automotive (d/b/a Crown Automotive) (March 1, 1997), Hanna Nissan (April 22, 1997), the Staluppi Group (April 30, 1997), the Reed Group (May 30, 1997) and Lance Landers (June 9, 1997); (ii) the exchange of 1,113,841 shares of Common Stock or the minority interests of certain of the Company's subsidiaries on October 28, 1996 (the "Minority Exchange"); (iii) the IPO; (iv) the commitment fees under the Senior Credit Facility and the amortization of financing costs related thereto and (v) the issuance of $150 million aggregate principal amount of the Company's 11% Senior Subordinated Notes due 2007 (the "Series A Notes") on July 23, 1997 and $50 million aggregate principal amount of the Company's 11% Senior Subordinated Notes due 2007, Series B (the "Series B Notes" and, collectively with the Series A Notes, the "Notes") on September 16, 1997.

        The following unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 1997 gives effect to the following:
(i) the acquisitions of Crown Automotive, Hanna Nissan, the Staluppi Group, the Reed Group and Lance Landers; (ii) the commitment fees under the Senior Credit Facility and the amortization of financing costs related thereto and (iii) the offerings of the Notes.

        The following unaudited pro forma condensed consolidated balance sheet as of June 30, 1997 gives effect to the following: (i) the acquisitions of Hanna Nissan, the Staluppi Group, the Reed Group and Lance Landers; (ii) the issuances of the Notes and (iii) the repayment of the Senior Credit Facility.

        The pro forma condensed consolidated statements of operations assume these events occurred on January 1, 1996 and the pro forma condensed consolidated balance sheet assumes that the acquisitions of Hanna Nissan, the Staluppi Group, the Reed Group and Lance Landers, the issuance of the Notes and the repayment of the Senior Credit Facility occurred on June 30, 1997.

        The pro forma condensed consolidated financial statements are not necessarily indicative of operating results or financial position that would have been achieved had these events been consummated on the dates indicated and should not be construed as representative of future operating results or financial position.

        These pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes thereto included in this Prospectus.

                             United Auto Group, Inc.
            Pro Forma Condensed Consolidated Statement of Operations

                                    ------------------------------------------------------------------------------------------------
                                                                                         Six Months Ended June 30, 1997

                                                          Crown            Hanna          Staluppi          Reed
                                         UAG         Automotive (1)      Nissan (1)      Group (1)       Group (1)
                                      ---------      --------------      ----------      ----------      ----------

In thousands, except per
   share amounts
Auto Dealerships
Total revenues                        $ 915,158          $ 12,573         $ 19,826       $  152,774       $  56,239
Cost of sales, including floor
   plan interest                        798,896            10,507           16,802          136,649          47,151
                                      ---------          --------         --------       ----------       ---------
Gross profit                            116,262             2,066            3,024           16,125           9,088
Selling, general and
   administrative expenses               95,723             1,552            2,183           14,732           7,385



                                      ---------          --------         --------       -----------      ---------
Operating income (loss)                  20,539               514              841            1,393           1,703
Other interest expense                   (2,246)               --               --              (63)           (204)



Other income (expense), net                 297                --               --              484              --
                                      ---------          --------         --------       ----------       ---------
Income before income taxes--
   Auto Dealerships                      18,590               514              841            1,814           1,499
Auto Finance
   Revenues                               2,085                --               --               --              --
   Interest expense                        (260)               --               --               --              --
   Operating and other
     expenses                            (2,024)               --               --               --              --
                                      ---------          --------         --------       ----------       ---------
Loss before income taxes--
   Auto Finance                            (199)               --               --               --              --
                                      ---------          --------         --------       ----------       ---------
Total Company
Income before minority
   interests and provision for
   income taxes                          18,391               514              841            1,814           1,499
Minority interests                          (97)               --               --               --              --
Provision for income taxes               (7,378)               --               --               --              --
                                      ---------          --------         --------       ----------       ---------
Net income                            $  10,916          $    514         $    841       $    1,814       $   1,499
                                      =========          ========         ========       ==========       =========
Net income per common share           $    0.61
                                      =========
Shares used in computing net
   income per common share               18,023
                                    ===========



[TABLE BROKEN AND RESTUBBED]



                                     Lance            Pro Forma                Pro
                                  Landers (1)        Adjustments              Forma
                                  -----------        -----------            ---------

In thousands, except per
   share amounts
Auto Dealerships
Total revenues                      $  16,666          $       --          $ 1,173,236
Cost of sales, including floor
   plan interest                       15,621                  --            1,025,626
                                    ---------          ----------          -----------
Gross profit                            1,045                  --              147,610
Selling, general and
   administrative expenses              1,084                (110)(2)          121,990
                                                              200 (3)
                                                           (1,580)(4)
                                                              821 (5)
                                    ---------          ----------          -----------
Operating income (loss)                   (39)                669               25,620
Other interest expense                     --                (670)(6)          (14,584)
                                                          (11,527)(7)
                                                              294 (8)
                                                             (168)(9)
Other income (expense), net                --                  --                  781
                                    ---------          ----------          -----------
Income before income taxes--
   Auto Dealerships                       (39)            (11,402)              11,817
Auto Finance
   Revenues                                --                  --                2,085
   Interest expense                        --                  --                 (260)
   Operating and other
     expenses                              --                  --               (2,024)
                                    ---------          ----------          -----------
Loss before income taxes--
   Auto Finance                            --                  --                 (199)
                                    ---------          ----------          -----------
Total Company
Income before minority
   interests and provision for
   income taxes                           (39)            (11,402)              11,618
Minority interests                         --                  --                  (97)
Provision for income taxes                 --               2,731 (10)          (4,647)
                                    ---------          ----------          -----------
Net income                          $     (39)         $   (8,671)         $     6,874
                                    =========          ==========          ===========
Net income per common share                                                $      0.35
                                                                           ===========
Shares used in computing net
   income per common share                                  1,346 (11)          19,369
                                                       ==========          ===========


Footnotes to Pro Forma Condensed Consolidated Statement of Operations

(1) Represents the results of operations of such entities prior to their respective dates of acquisition by UAG.

(2) Represents reduction for management fees paid to owners or affiliated entities of acquired dealerships.

(3) Represents net change in facility expenses at acquired dealership due to revised and terminated lease agreements upon acquisition.

(4) Represents reduction in compensation expense at acquired dealerships related to former owners and employees to contractual amounts.

(5) Represents amortization of excess of cost over net assets acquired for the acquired dealerships.

(6) Represents additional interest expense from the issuance of notes payable to certain sellers as part of the acquisitions.

(7) Represents interest on the Notes and amortization of related deferred financing costs. Deferred financing costs are being amortized over a ten-year period. The pro forma adjustment does not reflect a reduction of costs of sales related to reduced interest expense on floor plan notes payable resulting from the effective repayment of a portion of such floor plan notes payable with a portion of the net proceeds from the issuance of the Notes. If such reduction of floor plan interest expense was reflected, pro forma net income (and net income per common share) would have been $10.4 million ($0.53 per share) for the six months ended June 30, 1997.

(8) Represents the reduction of interest incurred under the Senior Credit Facility, net of commitment fees relating thereto and amortization, over the three-year term thereof, of related deferred financing costs.

(9) Represents reduction in related party interest income at acquired dealerships.

(10) Represents the tax impact of pro forma adjustments at the statutory rate ($1.9 million) and the impact of the conversion of certain acquired entities from an S corporation to a C corporation for tax purposes ($0.8 million).

(11)   Represents shares issued in connection with certain acquisitions.



                             United Auto Group, Inc.
            Pro Forma Condensed Consolidated Statement of Operations

                  -------------------------------------------------------------------------------------------------
                                                                                      Year Ended December 31, 1996
                                                           Sun
                                 United     Peachtree  Automotive     Evans       United       Crown       Hanna
                      UAG     Nissan (GA)  Nissan (1)   Group (1)   Group (1)     Nissan    Automotive   Nissan (1)
                                  (1)                                            (TN) (1)       (1)
                     -----    -----------  ----------  ----------    --------    --------   ----------   ----------

In thousands,
  except per
  share amounts
Auto Dealerships
Total revenues   $1,302,031     $19,892      $41,320     $160,132    $ 81,016     $56,704     $96,962     $ 67,504
Cost of sales,
  net of floor
  plan interest   1,157,368      16,503       36,581      137,323      71,147      50,301      83,290       58,082


                  ---------      ------       ------     --------      ------      ------      ------       ------
Gross profit        144,663       3,389        4,739       22,809       9,869       6,403      13,672        9,422
Selling, general
  and
  administrative
  expenses          124,244       2,481        4,072      17,385        8,428       5,233      10,549        6,463






                  ---------      ------       ------     --------      ------      ------      ------       ------
Operating income     20,419         908          667       5,424        1,441       1,170       3,123        2,959
Other interest
  expense            (4,398)          --          --        (430)          --          --          --           --




Other income
  (expense), net      2,506           --          19        (664)         139         336          --           --
                     ------     --------     -------     -------     --------     -------     -------     --------
Income before
  income
  taxes--Auto
  Dealerships        18,527          908         686       4,330        1,580       1,506       3,123        2,959
Auto Finance
  Revenues            1,798           --          --          --           --          --          --           --
  Interest expense     (421)          --          --          --           --          --          --           --
  Operating and
   other expenses    (2,867)          --          --          --           --          --          --           --
                    -------     --------     -------     -------     --------     -------     -------     --------
Loss before income
  taxes-Auto         (1,490)          --          --          --           --          --          --           --
  Finance           -------     --------     -------     -------     --------     -------     -------     --------

Total Company
-----------------
Income before
  minority
  interests,
  provision for
  income taxes
  and
  extraordinary
  item               17,037          908         686       4,330        1,580       1,506       3,123        2,959
Minority
  Interests          (3,306)          --          --          --           --          --          --           --
Provision for
  income taxes       (6,270)          --          --          --          709         (95)         --           --
                    -------     --------     -------     -------     --------     -------     -------     --------
Income before
  extraordinary
  item                7,461          908         686       4,330          871       1,411       3,123        2,959
Extraordinary
  item (net of
  income tax
  benefit)           (4,987)          --          --          --           --          --          --           --
                     -------     --------     -------     -------     --------     -------     -------     --------
Net income          $ 2,474     $    908     $   686     $ 4,330     $    871     $ 1,411     $ 3,123     $  2,959
                     =======     ========     =======     =======     ========     =======     =======     ========
Income before
  extraordinary
  item per
  common share      $   0.69
                     ========
Net income per
  common share      $   0.23
                     ========
Shares used in
  computing net
  income per
  common share      $  10,851
                     ========


[TABLE BROKEN AND RESTUBBED]



                        Staluppi      Reed        Lance         Pro Forma        Pro
                        Group (1)   Group (1)  Landers (1)     Adjustments      Forma

                        ---------   ---------  -----------     -----------     -------

In thousands,
  except per
  share amounts
Auto Dealerships
Total revenues           $425,621    $138,040    $ 40,956     $(61,869)(2)  $2,368,309
Cost of sales,
  net of floor
  plan interest           377,556     115,570      38,156      (53,492) (2)  2,087,908
                                                                  (377) (3)
                                                                  (100) (4)
                          -------     -------      ------      --------      ---------
Gross profit               48,065      22,470       2,800       (7,900)        280,401
Selling, general
  and
  administrative
  expenses                 41,517      17,284       2,637       (8,607) (2)    227,320
                                                                  (464) (4)
                                                                  (675) (5)
                                                                   659  (6)
                                                                  (584) (7)
                                                                (7,850) (8)
                                                                 4,548  (9)
                          -------     -------      ------      --------      ---------
Operating income            6,548       5,186         163        5,073          53,081
Other interest
  expense                    (162)       (455)         --       (2,447) (10)   (28,049)
                                                                 4,534  (11)
                                                               (23,053) (12)
                                                                (1,167) (13)
                                                                  (471) (14)
Other income
  (expense), net              663          --         123       (2,506) (6)        616
                         --------    --------    --------      -------        --------
Income before
  income
  taxes--Auto
  Dealerships               7,049       4,731         286      (20,037)         25,648
Auto Finance
  Revenues                     --          --          --           --           1,798
  Interest expense             --          --          --           --            (421)
  Operating and
   other expenses              --          --          --           --          (2,867)
                         --------    --------    --------      -------        --------
Loss before income
  taxes-Auto                   --          --          --           --          (1,490)
  Finance                --------    --------    --------      -------        --------

Total Company
-----------------
Income before
  minority
  interests,
  provision for
  income taxes
  and
  extraordinary
  item                      7,049       4,731         286      (20,037)         24,158
Minority
  Interests                    --          --          --        3,269  (6)        (37)
Provision for
  income taxes                 --          --          --       (2,590) (15)    (9,664)
                         --------    --------    --------      -------        --------
Income before
  extraordinary
  item                      7,049       4,731         286      (19,358)         14,457
Extraordinary
  item (net of
  income tax
  benefit)                     --          --          --        4,987  (16)        --
                          --------    --------    --------       ------        --------
Net income               $  7,049    $  4,731    $    286      $(14,371)      $ 14,457
                          ========    ========    ========     =========       ========
Income before
  extraordinary
  item per
  common share                                                               $      0.75
                                                                               ==========
Net income per
  common share                                                               $      0.75
                                                                               ==========
Shares used in
  computing net
  income per
  common share                                                     8,518  (17)    19,369
                                                               =========        =========


Footnotes to Pro Forma Condensed Consolidated Statement of Operations

(1) Represents the results of operations of such entities prior to their respective dates of acquisition by UAG.

(2) Represents adjustments to eliminate the results of operations of dealerships not acquired (Saab and Jaguar) and of dealerships transferred due to failure to obtain manufacturer approval (Saturn).

(3) Represents reduction in floor plan interest expense to reflect lower floor plan interest rates available to UAG subsequent to the date of acquisition of the Staluppi Group.

(4) Represents reduction for management fees paid to owners or affiliated entities of acquired dealerships.

(5) Represents final costs related to the restructuring of the Company's DiFeo division in 1995.

(6) Represents adjustments that give effect to the Minority Exchange. These adjustments include amortization expense for the excess of cost over net assets acquired, the elimination of related party interest income on assets exchanged, the elimination of equity in operations of assets exchanged and the elimination of minority interest in results of operations acquired.

(7) Represents net change in facility expenses at acquired dealerships due to revised and terminated lease agreements upon acquisition.

(8) Represents reduction in compensation expense at acquired dealerships related to former owners and employees to contractual amounts.

(9) Represents amortization of excess of cost over net assets acquired for the acquired dealerships.

(10) Represents additional interest expense from the issuance of notes payable to certain sellers as part of the acquisitions.

(11) Represents reduction in historical interest expense due to the repayment of the Company's Series A and B Senior Notes due 2003 with a portion of the net proceeds of the IPO.

(12) Represents interest on the Notes and amortization of related deferred financing costs. Deferred financing costs are being amortized over a ten-year period. The pro forma adjustment does not reflect a reduction of cost of sales related to reduced interest expense on floor plan notes payable resulting from the effective repayment of a portion of such floor plan notes payable with a portion of the net proceeds from the IPO and the issuance of the Notes. If such reduction of floor plan interest expense was reflected, pro forma net income (and net income per common share) would have been $23.9 million ($1.23 per share) for the year ended December 31, 1996.

(13) Represents commitment fees relating to the Senior Credit Facility and amortization, over the three-year term thereof, of related deferred financing costs.

(14) Represents reduction in related party interest income at acquired dealerships.

(15) Represents the tax impact of pro forma adjustments at the statutory rate adjusted for non-deductible items ($7.4 million) and the impact of the conversion of certain acquired entities from an S corporation to a C corporation for tax purposes ($10.0 million).

(16) Represents the elimination of the extraordinary item due to the early extinguishment of the Company's Series A and B Senior Notes due 2003.

(17) Represents shares issued in connection with the IPO, the Minority Exchange and certain acquisitions.

                             United Auto Group, Inc.
                 Pro Forma Condensed Consolidated Balance Sheet


                                                         -------------------------------------------------
                                                                   As of June 30, 1997

                                                                        Pro Forma
                                                         UAG           Adjustments            Pro Forma
                                                     ----------       -------------         -------------

In thousands
ASSETS
Auto Dealerships
     Cash and cash equivalents                    $    43,318          $  140,794 (1)        $   182,787
                                                                          (50,000)  (2)
                                                                           48,675 (3)

     Accounts receivable                               80,883                                     80,883
     Inventories                                      267,673                                    267,673
     Other current assets                               7,607                                      7,607
                                                  -----------          ----------             ----------
         Total current assets                         399,481             139,469                538,950
     Property and equipment, net                       32,940                                     32,940
     Intangible assets, net                           288,445                                    288,445
     Other assets                                       7,195               9,206 (1)             17,726
                                                                            1,325 (3)

         Total Auto Dealership assets                 728,061             150,000                878,061
                                                  -----------          ----------            -----------

Auto Finance
     Cash and cash equivalents                          4,985                                      4,985
     Finance receivables, net                          20,928                                     20,928
     Other assets                                       1,788                                      1,788
                                                  -----------          ----------            -----------
         Total Auto Finance assets                     27,701                                     27,701
                                                  -----------          ----------            -----------

         Total assets                             $   755,762          $  150,000            $   905,762
                                                  ===========          ==========            ===========




                             United Auto Group, Inc.
                 Pro Forma Condensed Consolidated Balance Sheet


                                                            ------------------------------------------------------------
                                                                                As of June 30, 1997

                                                                                        Pro Forma
                                                                   UAG                 Adjustments         Pro Forma
                                                                ----------             -----------         ---------

In thousands
LIABILITIES AND STOCKHOLDERS' EQUITY
Auto Dealerships
     Floor plan notes payable                                     $268,955                                   $268,955
     Short-term debt                                                 6,970                                      6,970
     Accounts payable                                               29,707                                     29,707
     Accrued expenses                                               21,831                                     21,831
     Current portion of long-term debt                               4,217
                                                                                                                4,217
         Total current liabilities                                 331,680                                    331,680
     Long-term debt                                                 93,722               $(50,000)(2)         243,722
                                                                                          150,000 (4)
                                                                                           50,000 (5)
     Due to related party                                              438                                        438
     Deferred income taxes                                           8,362                                      8,362
                                                                 ---------                                 ----------
                                                                                               --
         Total Auto Dealership liabilities                         434,202                150,000             584,202
                                                                 ---------              ---------          ----------
Auto Finance
     Short-term debt                                                   301                                        301
     Accounts payable and other liabilities                          3,730                                      3,730
                                                                 ---------              ---------          ----------
                                                                                               --
         Total Auto Finance liabilities                              4,031                                      4,031
                                                                 ---------              ---------          ----------
                                                                                               --
Stockholders' Equity
     Voting Common Stock                                                 2                                          2
     Additional paid-in-capital                                    309,647                                    309,647
     Retained earnings                                               7,880                                      7,880
                                                                 ---------                                 ----------
                                                                                               --
         Total stockholders' equity                                317,529                                    317,529
                                                                   -------                                  ---------
                                                                                               --
         Total liabilities and stockholders' equity               $755,762               $150,000            $905,762
                                                                  ========               ========            ========

------------------------
(1) Represents the net proceeds from the issuance of the Series A Notes and the deferred financing costs associated therewith.

(2) Represents the repayment of outstanding borrowings under the Senior Credit Facility with a portion of the net proceeds of the issuance of the Series A Notes.

(3) Represents the net proceeds from the issuance of the Series B Notes and the deferred financing costs associated therewith.

(4)     Represents the Series A Notes.

(5)     Represents the Series B Notes.

                              Selling Stockholders

          The following table provides certain information with respect to the shares of Common Stock beneficially owned by each Selling Stockholder as of October 31, 1997, and the amount of Shares offered hereunder. Because the Selling Stockholders may offer some or all of the Shares in an offering which is not underwritten on a firm commitment basis, no estimate can be given as to the amount of securities that will be held by the Selling Stockholders after completion of the sale of the Shares offered hereby. See "Plan Of Distribution." To the extent required, the specific securities to be sold, the names of the Selling Stockholders effecting such sale, the names of any agent, dealer or underwriter participating in such sale, and any applicable commission or discount with respect to the sale will be set forth in a supplement to this Prospectus. The nature of the positions, offices or other material relationships which certain Stockholders have had with the Company or any of its predecessors or affiliates within the past three years are set forth below or in documents incorporated herein by reference. The securities offered by means of this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                                                          Shares to be Offered for the
                                                       Shares Owned Prior to the         Selling Stockholder's Account
              Selling Stockholder                             Offering(1)
-------------------------------------------------    -------------------------------    ---------------------------------

Trace International Holdings, Inc.(2)                       4,016,110                         4,016,110
Marshall S. Cogan (3)                                       4,147,110                         4,016,110
Aeneas Venture Corporation (an affiliate of                 2,843,656                         2,843,656
Harvard Private Capital Group, Inc.)
AIF II, L.P. (an affiliate of Apollo Advisors,              1,843,656                         1,843,656
L.P.)
The Equitable Life Assurance Society of the                 475,497                           233,159
United States ("Equitable")(4)
Steve Landers (5)                                           375,404                           375,404
John Landers (6)                                            300,000                           300,000
------------------

(1) Each named person is deemed to be the beneficial owner of securities which may be acquired within 60 days through the exercise of options, warrants or other rights, if any.

(2) In addition to other transactions between the Company and Trace disclosed elsewhere in this Prospectus (including by incorporation by reference), pursuant to an agreement between United AutoCare and a wholly-owned subsidiary of Trace, effective as of January 1, 1997, the Company's exposure with respect to United AutoCare's extended service contracts are assumed by such subsidiary in exchange for certain fees. As of June 30, 1997, aggregate fees paid under such agreement totaled approximately $750,000.

(3) Mr. Cogan is the Chairman of the Board, Chief Executive Officer and majority stockholder of Trace and is included in this table solely by virtue of his ownership of and positions with Trace, which is itself a Selling Stockholder and for whose account the shares listed under Shares to be Offered for the Selling Stockholder's Account will be sold. Mr. Cogan is not registering any securities for sale for his own account pursuant to the registration statement of which this Prospectus is part. The amounts included in this table under Shares Owned Prior to the Offering include 4,016,110 shares held by Trace, 1,000 shares held by Mr. Cogan's wife and 25,000 shares of Common Stock issuable upon exercise of options granted to Mr. Cogan under the Company's stock option plan. Mr. Cogan disclaims beneficial ownership of all shares held by Trace or his wife.

(4) In September 1995, Equitable purchased $15,000,000 aggregate principal amount of the Company's Senior Notes (with warrants), which Senior Notes were repaid in full (including a prepayment premium) in October 1996 with proceeds of the IPO. In October 1996, Equitable exercised such warrants, plus additional warrants purchased from the Company in July 1996, for an aggregate of 475,497 shares of Common Stock.

(5) Mr. Steve Landers serves as President of Landers Auto Sales, Inc. ("Landers Auto"), which was acquired by the Company in August 1995, and as a member of the Chairman's Committee of the Company. In October 1996, he received 375,404 shares of Common Stock in exchange for 10% of the common stock of Landers Auto.

(6) Mr. John Landers served as Executive Vice President of the Landers Auto Sales, Inc. until his retirement in April 1997. In October 1996, he received 375,404 shares of Common Stock in exchange for 10% of the common stock of Landers Auto.

                              Plan of Distribution

        The Shares offered hereby may, upon compliance with applicable "Blue Sky" law, be sold from time to time to purchasers directly by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest, or in negotiated transactions and through the New York Stock Exchange. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions in which the broker solicits purchasers; and (d) directly to one or more purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

        Alternatively, the Selling Stockholders may from time to time offer the securities offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions of commissions from the Selling Stockholders and/or the purchasers of securities for whom they may act as agents.

        The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

        The securities offered hereby may be sold from time to time in one or more transactions at market prices prevailing at the time of sale, at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices.

        The Selling Stockholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. Pursuant to the terms of the Registration Rights Agreements entered into between the Company and the Selling Stockholders, the Company has agreed to pay all expenses incident to the offering and sale of the Shares to the public. The Registration Rights Agreements provide for reciprocal indemnification between the Company on the one hand, and the Selling Stockholder on the other hand, against certain liabilities in connection with the Registration Statement, of which this Prospectus is a part, including liabilities under the Securities Act.

                                  Legal Matters

         Certain legal matters relating to the Shares offered hereby will be passed upon for the Company by Philip N. Smith, Jr., Senior Vice President and General Counsel of the Company. Mr. Smith is the beneficial owner of 7,000 shares of Common Stock.

                                     Experts

         The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, and the financial statements of Shannon Automotive Ltd., the Staluppi Automotive Group, Gary Hanna Nissan, Inc. and the Gene Reed Automotive Group, each of which is as of and for the year ended December 31, 1996, incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              Available Information

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the shares of Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's Web site (http://www.sec.gov.). The Common Stock is listed on the New York Stock Exchange, Inc. at which such material may be inspected.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference." Such requests should be addressed to United Auto Group, Inc., 375 Park Avenue, New York, New York 10152, Attention: Secretary. The Company's Secretary may also be reached at
(212) 230-0400.

                                     PART II

                     Information Not Required In Prospectus

Item 14.  Other Expenses of Issuance and Distribution.

         The following sets forth the estimated expenses and costs in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the Company.

  SEC registration fees.........................................     $  49,517
  Legal fees and expenses.......................................        45,000
  Accounting fees and expenses..................................        15,000
  Blue Sky fees and expenses....................................             0
  Transfer agent fees and expenses..............................             0
  Printing expenses.............................................             0
  Miscellaneous.................................................         5,483
                                                                    ----------
           Total................................................      $115,000
                                                                      ========


Item 15.  Indemnification of Directors and Officers.

         Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expense (including attorneys' fees) incurred by any officer or director in defending such action, provided that the director or officer undertake to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually or reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's bylaw, agreement, vote or otherwise.

         The Company has adopted provisions in its Certificate of Incorporation and Bylaws that provide that the Company shall indemnify its officers and directors to the maximum extent permitted under the DGCL. Certain directors are also entitled to indemnification from the organizations that employ them.

         The Company has purchased insurance on behalf of its officers and directors for liabilities arising out of their capacities as such.

Item 16.  Exhibits.

(a)  Exhibits

         No.                         Description
         ---                         -----------

        *  4.1            Specimen Common Stock certificate.
       **  4.2            Indenture, dated as of July 23, 1997, among the
                          Company, the Guarantors party thereto and
                          The Bank of New York, as Trustee, including form
                          of Note and Guarantee.
       **  4.3            Indenture, dated as of September 16, 1997, among
                          the Company, the Guarantors party
                          thereto and The Bank of New York, as Trustee,
                          including form of Series B Note and Guarantee.
           5.1            Opinion of Philip N. Smith, Jr., Esq. regarding
                          legality of securities.
           23.1           Consent of Coopers & Lybrand L.L.P.
           23.2           Consent of Coopers & Lybrand L.L.P.
           23.3           Consent of Coopers & Lybrand L.L.P.
           23.4           Consent of Coopers & Lybrand L.L.P.
           23.5           Consent of Coopers & Lybrand L.L.P.
           23.6           Consent of Philip N. Smith, Jr., Esq. (included in
                          Exhibit 5.1).
           24.1           Powers of Attorney (included in signature pages).
------------------------

* Incorporated herein by reference to the identically numbered exhibit to the Company's Registration Statement on Form S-1, Registration No. 333-09429.

**       To be filed by amendment.

Item 17. Undertakings.

         The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed pursuant to Section 13 or
Section 15(d) of the Exchange Act;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Registrant also hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act and each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on November 12, 1997.

                                              UNITED AUTO GROUP, INC.




                                             By:  /s/ Marshall S. Cogan
                                                      Marshall S. Cogan
                                                      Chairman of the Board,
                                                      Chief Executive Officer
                                                      and President


                                Power of Attorney

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Richard Sinkfield and Philip N. Smith, Jr., as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (i) any and all pre-effective and post-effective amendments to this registration statement, (ii) any registration statement relating to this offering that is be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended,
(iii) any exhibits to any such registration statement or pre-effective or post-effective amendments or (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable the Registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


            Signature                                       Title                                Date
            ---------                                       -----                                ----

    /s/ Marshall S. Cogan                    Chairman of the Board, Chief Executive
        Marshall S. Cogan                    Officer and President                          November 12, 1997


    /s/ Karl H. Winters                      Executive Vice President and Chief Financial
        Karl H. Winters                      Officer (Principal Financial Officer)          November 12, 1997


    /s/ James R. Davidson                    Senior Vice President - Finance and
        James R. Davidson                    Treasurer (Principal Accounting Officer)       November 12, 1997



    /s/ Robert H. Nelson                     Executive Vice President - Operations and
        Robert H. Nelson                     Director                                       November 12, 1997


    /s/ Richard Sinkfield                    Executive Vice President - Administration
        Richard Sinkfield                    and Director                                   November 12, 1997

    /s/ Michael R. Eisenson
        Michael R. Eisenson                  Director                                       November 12, 1997

    /s/ John J. Hannan
        John J. Hannan                       Director                                       November 12, 1997

    /s/ Jules B. Kroll
        Jules B. Kroll                       Director                                       November 12, 1997

    /s/ John M. Sallay
        John M. Sallay                       Director                                       November 12, 1997

